CDG INVESTMENTS INC.

Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

Contents

Page

Auditors' Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to the Financial Statements

5-15

PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

December 11, 2007

Auditors’ Report To the Shareholders of CDG Investments Inc.

We have audited the balance sheets of CDG Investments Inc. as at September 30, 2007, 2006 and 2005 and the statements of operations, comprehensive income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CDG Investments Inc.

Balance Sheets

(Expressed in Canadian dollars)

September 30	2007	2006

ASSETS
CURRENT
Cash and cash equivalents	$1,970,250	$1,993,452
Accounts receivable	-	174
Deposits	44,500	44,500
	$2,014,750	$2,038,126

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$305,453	$323,673
Due to related parties Note 11	2,245	2,470
	307,698	326,143

SHAREHOLDERS’ EQUITY
CAPITAL STOCK Note 4
Authorized
Unlimited number of shares without nominal or par value	29,544,273	29,544,273
CONTRIBUTED SURPLUS Note 4	320,194	320,194
DEFICIT	(28,157,415)	(28,152,484)
	1,707,052	1,711,983
	$2,014,750	$2,038,126

See accompanying notes to the financial statements.

Approved by the Board

 “Robert G. Ingram”    Director                              “Gregory Smith”     Director

CDG Investments Inc.

Statements of Operations, Comprehensive Earnings (Loss) and Deficit

(Expressed in Canadian dollars)

Years Ended September 30	2007	2006	2005

REVENUE
Gain on disposal of investments	$-	$438,310	$2,583,434
Interest income	86,118	103,848	30,690
	86,118	542,158	2,614,124

EXPENSES AND OTHER
General and administrative Note 8 & 9	91,049	536,286	482,916
Debenture interest	-	-	12,308
Equity in loss of investees	-	26,800	629,321
	91,049	563,086	1,124,545
	(4,931)	(20,928)	1,489,579
OTHER INCOME (LOSS)
Realized change in fair value of investment Note 9	-	8,720,106	-
Gain on dilution of equity investments Note 5	-	-	2,003,811
Gain on sale of interest in Waddy Lake
Resources Inc. Note 6	-	400,800	200,000
Gain on sale of royalty interest Note 7	-	130,000	-
NET AND COMPREHENSIVE EARNINGS (LOSS)	(4,931)	9,229,978	3,693,390
DEFICIT, beginning of year	(28,152,484)	(36,688,906)	(40,382,296)
Dividends Note 9	-	(693,556)	-
DEFICIT, end of year	$(28,157,415)	$(28,152,484)	$(36,688,906)

EARNINGS (LOSS) AND COMPREHENSIVE
EARNINGS (LOSS) PER SHARE
Basic	$0.00	$0.23	$0.11

Diluted Note 10	$0.00	$0.23	$0.10

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	40,959,855	40,065,272	33,327,782

Diluted Note 10	40,959,855	40,516,614	35,980,490

See accompanying notes to the financial statements.

CDG Investments Inc.

Statements of Cash Flows

(Expressed in Canadian dollars)

Years Ended September 30	2007	2006	2005

Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$86,118	$103,848	30,690
Debenture interest paid	-	-	(6,872)
Cash operating expenses	(109,320)	(461,539)	(309,436)
	(23,202)	(357,691)	(285,618)
Investing activities
Cash proceeds on disposal of investments	-	647,110	4,246,850
Purchase of investments	-	-	(758,841)
Cash proceeds on sale of interest in
Waddy Lake Resources Inc. Note 6	-	400,800	200,000
Cash proceeds on sale of royalty interest Note 7	-	130,000	-
	-	1,177,910	3,688,009
Financing activities
Options and warrants exercised	-	740,141	121,000
Cash dividends Note 9	-	(404,350)	-
Cash return of capital Note 9	-	(2,867,190)	-
	-	(2,531,399)	121,000

Increase (decrease) in cash and cash equivalents	(23,202)	(1,711,180)	3,523,391
Cash and cash equivalents
Beginning of year	1,993,452	3,704,632	181,241
End of year	$1,970,250	$1,993,452	$3,704,632

Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes during the years ended September 30, 2007, September 30, 2006 and September 30, 2005.  Cash interest payments during the respective years, which related to debentures, are reported above.

Non-cash transactions

2006

The Company distributed 5,204,329 of its shares in Manson Creek Resources Ltd., and 7,286,300 of its shares in Northern Abitibi Mining Corp. to shareholders by way of a dividend. The value assigned to this non-cash dividend equated to the carrying value of those shares on the distribution date of $289,206. Further, the Company distributed 13,652,898 of its shares of Tyler Resources Inc. to shareholders as a return of capital. The value assigned to this non-cash distribution equated to the carrying value of the shares on the distribution date of $11,604,963 (Note 9)

2005

Convertible debentures with a principal amount of $550,000 were converted to 5,499,091 common shares and 5,499,091 warrants of the Company for no cash consideration.  Non-cash stock option compensation of $64,000 was included in general and administrative expenses.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

1.

Nature and Continuance of Operations

In recent years, the Company’s business had consisted of holding investments in primarily mineral exploration companies.  The Company was able to exercise significant influence over three of these exploration companies during fiscal 2005 and a portion of 2006.  Management determined that shareholders of the Company would better realize the fair value of the Company’s assets through their distribution to the shareholders.  As a result, during the year ended September 30, 2006, the Company distributed substantially all of its investments in Northern Abitibi Mining Corp. and Manson Creek Resources Ltd. to shareholders by way of a dividend in kind and paid an additional cash dividend. Further, the Company distributed substantially all of its Tyler Resources Inc. shares as a return of capital which was supplemented with a cash return of capital. ( See note 9 )

After investment distributions to shareholders and sales in the open market, the Company had disposed of all of its investments by September 30, 2006.  During the year ended September 30, 2007 and subsequent thereto, management has been evaluating numerous possible business acquisitions with which the Company can move forward.  While the Company has more than sufficient cash resources to fund its limited operating expenses for the upcoming year, future profitable operations are dependent upon management finding a viable business for the Company.

2.

Summary of Significant Accounting Policies

Financial instruments and comprehensive income

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants, (CICA), in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with the CICA Handbook Section 3855, the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

In accordance with the CICA Handbook Section 1530, comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  Accumulated other comprehensive income, if applicable, is included in the shareholders’ equity section of the balance sheet.  The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains or losses applicable to the Company’s subsidiaries that are self-sustaining operations and the effective portion of cash flow hedges.  The Company had no “other comprehensive income/loss” transactions during the year ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

2.       Summary of Significant Accounting Policies (continued)

Future Accounting Changes

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards:  Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation.  These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers’ acceptances, with terms to maturity of 90 days or less when acquired.  The counter-parties are financial institutions.  At September 30, 2007, these instruments were yielding a weighted average interest rate of 4.8% per annum.

Investments

Investments in corporations in which the Company was able to exercise significant influence were accounted for by the equity method. The costs of the investments were reduced by declines in value that were considered to be other than temporary.

During the year ended September 30, 2006, effective on the date that the Company relinquished operational control and significant influence over its investments in Manson Creek, Northern Abitibi and Tyler, the Company became eligible to follow the method of accounting for investments by Investment Companies that is described in Accounting Guideline AcG-18.  In accordance with AcG-18, the Company carried its investments at fair value and the unrealized appreciation (depreciation) of these investments was included in earnings.  Market value was determined as the closing reported value of the publicly listed securities, as reported by the principal securities exchange on which the issue was traded, as at the date of the financial statements.

Investment transactions were accounted for on the trade date.  Realized gains and losses from investment transactions and unrealized appreciation or depreciation of investments were calculated on an average cost basis.

Earnings (Loss) per share

 Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

2.       Summary of Significant Accounting Policies (continued)

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based Compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3.

Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and related party payables approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

4.

Capital Stock, Warrants and Contributed Surplus

a)    Issued

					Contributed
	Number of	Capital Stock	Number of	Warrants	Surplus
	Shares	Amount	Warrants	Amount	Amount
Balance, Sept. 30 2004	28,154,081	$42,644,074	3,000,000	$-	$172,594
Issued upon conversion of debentures	5,499,091	330,811	5,499,091	264,000	-
Issued upon exercise of warrants	500,000	79,000	(500,000)	(24,000)	-
Issued upon exercise of options	600,000	66,000	-	-	-
Stock-based compensation Note 8	-	-	-	-	64,000
Balance, September 30, 2005	34,753,172	43,119,885	7,999,091	240,000	236,594
Capital stock cancelled	(67,408)	(83,600)	-	-	83,600
Issued upon exercise of warrants	4,999,091	839,891	(4,999,091)	(240,000)	-
Warrant expiry without exercise	-	-	(3,000,000)	-	-
Issued upon exercise of options	1,275,000	140,250	-	-	-
Reduction of capital pursuant to return
of capital distribution Note 9	-	(14,472,153)	-	-	-
Balance, September 30, 2006 and
September 30, 2007	40,959,855	$29,544,273	-	$-	$320,194

Upon conversion of debentures during fiscal 2005, capital stock and warrants were issued. The warrants issued pursuant to the conversion were allocated a value of $264,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 166%, a risk-free interest rate of 3.27%, a two year warrant life and a 0% dividend rate. When warrants were exercised, the prorata portion of the value reduced warrants and increased capital stock.

During the year ended September 30, 2006, 67,408 common shares were cancelled for no consideration. During fiscal 1995 the Company acquired all of the shares of Waddy Lake Resources Inc. in exchange for common shares of the Company. Certain Waddy Lake Shareholders did not exchange their shares for 67,408 shares of the Company, therefore shares were set aside. Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years. The ten year period expired and the shares were cancelled.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

4.

Capital Stock, Warrants and Contributed Surplus (continued)

b)

Stock options and warrants

i)

Stock options outstanding

	Number of Shares
Expiry	2007	2006	2005	Exercise price
June 4, 2007	-	-	1,275,000	$0.11
February 27, 2008	100,000	100,000	200,000	$0.33
	100,000	100,000	1,475,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date.

ii)

Stock option transactions

	Number of Options	Weighted-average Exercise Price
Balance at Sept. 30, 2004	2,450,000	$0.14
Expired/Cancelled	(575,000)	$0.25
Exercised	(600,000)	$0.11
Granted	200,000	$0.33
Balance Sept. 30, 2005	1,475,000	$0.14
Exercised	(1,275,000)	$0.11
Expired/Cancelled	(100,000)	$0.33
Balance Sept. 30, 2006 and Sept. 30, 2007	100,000	$0.33

iii)

Warrants

At September 30, share purchase warrants were outstanding that could be exercised to purchase the number of common shares indicated:

	Number of Shares
Expiry	2007	2006	2005	Exercise price
March 14, 2006	-	-	3,000,000	$0.65
December 16, 2006	-	-	4,990,000	$0.12
December 21, 2006	-	-	9,091	$0.12
	-	-	7,999,091

During the year ended September 30, 2005, warrants to acquire 5,499,091 common shares at between $0.11 and $0.12, depending upon the conversion date, were issued pursuant to the conversion of convertible debentures to shares and warrants. Warrants from this issue were exercised to acquire 500,000 common shares at $0.11 per share during fiscal 2005 and 4,999,091 common shares at $0.12 per share during fiscal 2006.  During the year ended September 30, 2006 warrants to acquire 3,000,000 common shares at $0.65 per share expired without exercise.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

5.      Gain on Dilution of Equity Investments

The gain on dilution of equity investments during the year ended September 30, 2005 pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp.  The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders.  The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

6.       Sale of Interest in Waddy Lake Resources Inc.

Pursuant to an agreement entered into in fiscal 2004 the Company sold 49% of its 100% share position in Waddy Lake Resources Inc., (Waddy Lake), for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company was to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This represented the Company’s only claim to the assets of Waddy Lake. Effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. During fiscal 2004 the Company determined that it would record its future $200,000 instalment proceeds on an “as received” basis as a result of uncertainty regarding collection. During the year ended September 30, 2006, the Company received both the June 30, 2006 payment and the discounted value of the June 30, 2007 payment, ($395,000 in total for both years). Further the Company sold its remaining 51% position in Waddy Lake for proceeds of $5,800. The combined receipt of $400,800 was recorded as “Gain on Sale of Interest in Waddy Lake Resources Inc.” during the year ended September 30, 2006. The gain during the 2005 comparative period represented the June, 2005 receipt of $200,000.

7.

     Sale of Royalty Interest

When the Company was changing its business to that of an Investment Company, it sold the Jolu Mill in 2003 and retained a royalty that would be payable if the purchaser commenced to process ore at this location. Pursuant to the sale  agreement, the purchaser agreed to pay the Company $10 per tonne of ore processed through the Jolu Mill, to a maximum of $400,000. During the year ended September 30, 2006, the purchaser acquired the royalty from the Company for proceeds of $130,000, the entirety of which is reflected as a gain.

8.      Stock-based Compensation

Included in general and administrative expenses during the year ended September 30, 2007 is stock-based compensation expense of $Nil, (2006 - $Nil, 2005 - $64,000).   The $64,000 fair value of the 200,000 stock options granted during the year ended September 30, 2005, ($0.32 per option), was estimated at the grant date using a Black-Scholes Option Pricing Model under the following assumptions:

Expected option life

3 years             Risk-free interest rate                                   3.13%

Expected volatility                                      359.0%            Expected dividend rate

                                                              0.00%

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

9.

Corporate Reorganization

At the Annual and Special Meeting of Shareholders held during the year ended September 30, 2006, the Company received shareholder approval for the reorganization of its business. In anticipation of, and pursuant to the reorganization, during the year ended September 30, 2006, the Company distributed cash and the majority of its investments to the Company’s shareholders both by way of dividends and returns of capital as follows:

	Number of shares	Amount
Dividends
In kind:
Manson Creek Resources Ltd. common shares	5,204,329	$ 171,984
Northern Abitibi Mining Corp. common shares	7,286,300	117,222
Cash		404,350
Total Dividends		$ 693,556
Return of Capital Distribution
In kind:
Tyler Resources Inc. common shares	13,652,898	$11,604,963
Cash		2,867,190
Total return of capital distribution		$14,472,153

Dividends

During the year ended September 30, 2006, the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi to Company shareholders by way of a dividend. Since the dividends in kind represented a spin-off or restructuring, they were valued at the carrying value of the Manson Creek and Northern Abitibi investments on November 30, 2005, the distribution date. In addition to the dividends in kind valued at $289,206, the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,350. The cash and dividends in kind were payable to shareholders of record on November 16, 2005.

Return of capital distribution

During the year ended September 30, 2006, the Company distributed 13,652,898 of its shares in Tyler Resources and $2,867,190 in cash as a return of capital. One share of Tyler for each three CDG common shares and $0.07 per CDG common share were distributed to shareholders of record on April 28, 2006. Since the distribution of Tyler Resources shares represented a spin-off or restructuring, it was valued at the carrying value of the Tyler Resources investment on the distribution date, which was the fair value of the investment at the time. The $8,720,106 realized change in fair value of investment included in the statement of operations pertains to this transaction.

Costs aggregating $173,000 that related to the dividends and distributions are included in general and administrative expenses in the statement of operations for the year ended September 30, 2006.

As part of the reorganization, the Company terminated its employees, and the contract of its former Chief Executive Officer.  Severance payments associated therewith aggregated $77,420 and these are included in General and Administrative Expenses for the year ended September 30, 2006.

10.      Earnings Per Share

The following adjustments were required in arriving at diluted weighted average number of common shares outstanding for purposes of the diluted earnings per share calculation.  No adjustments were required to earnings for purposes of the dilution calculation.

	2007	2006	2005
Basic weighted average number of common shares	40,959,855	40,065,272	33,327,782
Stock options	-	133,465	634,794
Warrants	-	317,877	2,017,914
Diluted weighted average number of common shares	40,959,855	40,516,614	35,980,490

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

10.      Earnings Per Share (continued)

The dilutive effect of stock options and warrants was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.

Warrants exercisable at $0.65 per share were excluded from the calculation of diluted earnings per share during fiscal 2006 and 2005 and options exercisable at $0.33 per share were excluded from the calculation during fiscal 2007, 2006 and 2005, as the exercise prices were greater than the average price of the Company’s shares during the respective periods. No dilution resulted in quarters during which the Company experienced a loss.

11.

Related Party Transactions

During the year ended September 30, 2007 a company, related by virtue of certain common officers and directors, charged

$ 1,000, (2006 - $25,000, 2005 – $28,000), for the Company’s share of office base rent, operating costs and/or miscellaneous expenses.   Further, another company related by virtue of certain common officers and directors, charged $12,000, (2006 - $12,000, 2005 - $ Nil), for the Company’s share of administrative costs, including administrative salaries.  Due to related parties reflects the unpaid portion of these charges at the respective year-ends.

During the year ended September 30, 2007 companies, in which an officer or director was a controlling shareholder, charged the Company $Nil (2006 - $40,000, 2005 - $41,000), for administrative services.  The 2006 amount included $12,000 paid in lieu of notice for the termination of an officer’s contract.  The services were recorded at the exchange amount being that established and agreed to by the two parties.

Administrative billings to corporations related by virtue of certain common officers and directors aggregated $ Nil during the year ended September 30, 2007, (2006 - $71,000, 2005 - $121,000).

12.     Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2007	2006	2005
Computed expected income taxes (recovery) at a
combined Provincial and Federal rate of 32%
(2006 – 32%, 2005 – 34%)	$(2,000)	$2,954,000	$1,256,000
Effect on income taxes resulting from:
Change in valuation allowance	(220,000)	(1,256,000)	(584,000)
Investment disposition differential	-	(1,371,000)	(809,000)
Change in tax rates	-	134,000	-
Utilize previously unrecognized capital loss	-	(516,000)	-
Non-capital loss expiry	222,000	-	-
Non-deductible amounts and adjustments	-	55,000	137,000
Income tax expense	$-	$-	$-

As at September 30, the significant components of the Company’s future income tax asset were as follows:

	2007	2006

Losses carried forward	$230,000	$450,000
Tax values in excess of book values:
Mineral properties and capital assets	361,000	361,000
Future income tax asset before valuation allowance	591,000	811,000
Valuation allowance	(591,000)	(811,000)
Future income tax asset	$-	$-

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

12.     Income Taxes (continued)

b)

At September 30, 2007, the Company has accumulated non-capital losses for income tax purposes of approximately $792,000.   Unless sufficient taxable income is earned in future years these losses will expire as follows:

2008	$ 44,000
2014	743,000
2027	5,000
$792,000

c)

At September 30, 2007, the Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

Amount

Rate

Canadian exploration expense

$

386,000

100%

Foreign exploration and

  development expense

788,000

  10%

Undepreciated capital cost

55,000

             20-30%

$

1,229,000

13.

Segment Disclosures

During the years ended September 30, 2007, September 30, 2006 and September 30, 2005, the Company had only one business segment.  All identifiable assets of the Company pertained to Canadian operations as of September 30, 2007, and September 30, 2006.  Net earnings during the years ended September 30, 2007, September 30, 2006 and September 30, 2005 were wholly attributable to Canadian operations.

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”).  The effect of applying US GAAP to our financial statements is summarized in the following tables.

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

14. Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)
Statements of Operations and Deficit:
Net Earnings (Loss):	2007	2006	2005
As reported – Canadian GAAP	$ (4,931)	$ 9,229,978	$ 3,693,390
Accreted interest debenture (b)	-	-	5,436
Change in equity in loss of investees (d)	-	4,268	(565,536)
Eliminate gain on dilution of equity investment (d)	-	-	(2,003,811)
Adjust write-offs, gain (loss) on disposal of investments, and realized change in fair value of investments due to different cost basis for US GAAP purposes (a)(c)(d)(e)	-	3,001,360	(1,324,053)
Net Earnings (Loss) – US GAAP	$ (4,931)	$ 12,235,606	(194,574)
Change in unrealized valuation gain (loss) “available-for-sale” investments (e)	-	-	88,146
Realized gain/loss upon sale of investments (e)	-	(33,704)	218,681
Comprehensive Earnings (Loss) US GAAP (f)	$ (4,931)	$ 12,201,902	$ 112,253
Earnings (Loss) Per Share
Canadian GAAP basic earnings (loss) per share	$ 0.00	$ 0.23	$ 0.11
Canadian GAAP diluted earnings (loss) per share	$ 0.00	$ 0.23	$ 0.10
US GAAP basic earnings (loss) per share	$ 0.00	$ 0.31	$ 0.00
US GAAP diluted earnings (loss) per share	$ 0.00	$ 0.30	$ 0.00
Deficit:
As reported – Canadian GAAP	$ (28,157,415)	$ (28,152,484)	$ (36,688,906)
Previous period adjustments	44,810	(3,250,024)	637,940
Current income adjustments	-	3,005,628	(3,887,964)
Adjustment to value of dividends in kind (d)	-	289,206	-
Deficit, US GAAP	(28,112,605)	(28,107,674)	(39,938,930)
Accumulated other comprehensive income (loss) (f)	-	-	33,704
Deficit and accumulated other comprehensive income (loss) – US GAAP	$ (28,112,605)	$ (28,107,674)	$ (39,905,226)

Balance Sheets:
September 30	2007		2006
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets
Current assets	$ 2,014,750	$ 2,014,750	$ 2,038,126	$ 2,038,126
Total Assets	$ 2,014,750	$ 2,014,750	$ 2,038,126	$ 2,038,126

Liabilities and Shareholders’ Equity
Current liabilities	$ 307,698	$ 307,698	$ 326,143	$ 326,143
Capital stock (b)	29,544,273	29,499,463	29,544,273	29,499,463
Contributed Surplus	320,194	320,194	320,194	320,194
Deficit	(28,157,415)	(28,112,605)	(28,152,484)	(28,107,674)
Total Liabilities and Shareholders’ Equity	$ 2,014,750	$ 2,014,750	$ 2,038,126	$ 2,038,126

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

a)

Sale of Saskatchewan Exploration Properties

The Company negotiated the sale of a portfolio of Saskatchewan exploration properties during fiscal 2002.  The Company was satisfied that all conditions of the draft agreement would be met at year-end and this was confirmed during the subsequent events period.  As a result the Company recorded the sale at the end of fiscal 2002.  The sale actually closed early in fiscal 2003.

For Canadian GAAP purposes the sale was recorded in the fiscal 2002 financial statements and the value assigned to the sale was based upon the fair value of the shares received in exchange for the properties, (“the Golden Band Shares”), at the time that the agreement was negotiated.  US GAAP would dictate that the transaction be recorded on the closing date and that the market value of the Golden Band Shares on the closing date be used to value the transaction.  As these exploration properties were previously written-off for US GAAP purposes the full amount of the proceeds, $2,777,000, was recognized as a gain on sale of mineral properties during fiscal 2003.  Further $2,777,000 became the US GAAP carrying value of the Golden Band Shares.  In each of 2006 and 2005 the carrying value of the Golden Band Shares was adjusted for US purposes to reflect the revised cost, and gains and losses on sales of these shares were adjusted accordingly.

b)     Convertible Debentures

Under US GAAP, the $550,000 cash proceeds from the Convertible Debentures issued in fiscal 2003 would be characterized as debt.  For Canadian GAAP purposes the proceeds were allocated between the equity and debt components.  Additional interest expense was accreted over the life of the debenture with an equal accretion to the liability component of the debenture.

During fiscal 2005 the debentures were converted to equity.  The combined carrying value of the debt and equity portion of the debt was allocated to capital stock and warrants in recognition of the capital stock and warrants issued respectively, upon conversion.  As the carrying value of the debt for US GAAP purposes differed from that for Canadian purposes, the amount to be credited to capital stock and warrants, respectively also differed.  During 2006, all of the warrants were exercised, hence warrant differences were reversed.

c)     Marketable Securities

Marketable securities were included in current assets at September 30, 2004.  These securities were sold in fiscal 2005.  Under Canadian GAAP these portfolio investments were carried at the lesser of cost and fair market value.  Fair market value was greater than cost, consequently no adjustment was made to the carrying value of this investment for Canadian GAAP purposes.  As the Company had acquired these investments with the intent of selling them in the near term, they qualified as “trading securities” for US GAAP purposes.  As dictated by US GAAP, the unrealized gains and losses with respect to these investments were recognized in earnings and the carrying value of the investment was adjusted to fair value at period-end.

d)

 Equity Investments

The Company’s equity investments  were in corporations that had exploration properties that were accounted for in accordance with Canadian GAAP wherein the costs relating to the acquisition and exploration of mineral properties were capitalized on an area of interest basis and costs related to abandoned properties, and costs related to properties that the company had assessed as not viable, were charged to expense in the year in which such a determination was made.  For US GAAP purposes the exploration costs would be written-off as incurred and the Company’s share of these write-offs would increase the Company’s equity in losses of equity investments.  For Canadian GAAP purposes, when the Company’s equity-accounted investment in a corporation was diluted through the issuance of shares by the investee to outside parties, a gain or loss on dilution was recorded based on the difference between the issue price per share and the Company’s carrying value per share on the issue date.  For US purposes a gain or loss on these investments would be recorded only when the Company disposed of an interest in the equity-accounted investment.  Further adjustments to equity in loss of investees resulted from certain of the investments having a carrying value of $1 for US purposes, precluding further recording of equity losses. The discrepancy in cost bases for Canadian and US GAAP purposes resulted in different gains/losses on disposition of these investments as well as a difference in the value assigned to the dividends in kind of the Manson Creek Resources Ltd. and Northern Abitibi Mining Corp. shares.  (note 9)

CDG Investments Inc.

Notes to the Financial Statements

(Expressed in Canadian dollars)

September 30, 2007

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)     Portfolio Investments

Portfolio investments in shares of public companies had been recorded at cost, less a provision for decreases in value considered to be other than temporary during prior fiscal years and a portion of fiscal 2006.  Under US GAAP, the Company is required to record these “available-for-sale” investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

f)

Comprehensive Earnings (Loss)

Under US GAAP, FAS 130 requires that companies report comprehensive income as a measure of overall performance.  Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The only component of comprehensive income that affected the company’s performance during fiscal 2006 and 2005 was unrealized holding gains and losses on “available-for-sale” investments as discussed in 14(e) above.  During fiscal 2006 and 2005, when the Company had comprehensive income transactions for US GAAP purposes there was no such concept for Canadian GAAP purposes.  During fiscal 2007 there were no “other comprehensive income” transactions.

     g)   New Accounting Pronouncements

The following new accounting pronouncements in the United States may have a material effect on the Company’s financial statements in future years:

Income Taxes

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.”  Interpretation No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.”  This Interpretation is effective for fiscal years beginning after December 15, 2006.  The Company will assess the effect, if any, the adoption of this interpretation will have on its financial statements and related disclosures.

Fair Value

The FASB has issued Statement 159, effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007, which permits an entity to measure certain financial assets and financial liabilities at fair value.  Under Statement 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date.  The fair value option may be elected on an instrument-by-instrument basis, with a few exceptions, as long as it is applied to the instrument in its entirety.  The fair value option election is irrevocable, unless a new election date occurs.  Statement 159 would not have a material effect on the Company’s current financial statements.